Appendix A

Audited Consolidated Financial Statements
Omega Insurance Holdings Inc.

Grant Thornton

Consolidated Financial Statements

Omega Insurance Holdings Inc.

December 31, 2014

Contents

Independent Auditors' Report

Grant Thornton LLP
19th Floor, Royal Bank Plaza South Tower
200 Bay Street, Box 55
Toronto, ON
M5J 2P9

T (416) 366-0100
F (416) 360-4949
www.GrantThornton.ca

To the shareholders of
Omega Insurance Holdings Inc.

We have audited the accompanying consolidated financial statements of **Omega Insurance Holdings Inc.**, which comprise the consolidated statement of financial position as at December 31, 2014 and the consolidated statements of comprehensive income, changes in equity, and cash flows for the year then ended and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control. An audit also includes evaluating the appropriateness of

accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of **Omega Insurance Holdings Inc.** as at December 31, 2014 and its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards.

Grant Thornton LLP

Toronto, Canada
February 26, 2015

Chartered Accountants
Licensed Public Accountants

Omega Insurance Holdings Inc.
Consolidated Statement of Financial Position

As at December 31 ($ thousands)	2014	2013
Assets		
Cash and cash equivalents	$ 448	$ 593
Available for sale financial assets (Note 4)	27,295	30,155
Accrued investment income	176	226
Trade and other receivables	2,074	1,981
Reinsurance assets (Note 5)	5,820	4,933
Deferred policy acquisition costs	593	552
Other assets	100	47
Deferred income taxes (Note 6)	778	864
Goodwill	1,597	1,597
	$ 38,881	$ 40,948
Liabilities		
Payables and accruals	$ 2,183	$ 2,929
Income taxes payable	-	10
Insurance contract liabilities (Note 5)	18,639	20,762
Other liabilities (Note 7)	5,010	4,572
	25,832	28,273
Shareholders' Equity		
Share capital (Note 8)	12,950	12,950
Deficit	(533)	(705)
Accumulated other comprehensive income	632	430
	13,049	12,675
	$ 38,881	$ 40,948

Commitments (Note 11)
Subsequent events (Note 14)

On behalf of the Board

David H. Atkins
Chairperson, Board of Directors

J. Wesley Carter
Chairperson, Audit Committee

Philip H. Cook
Chief Executive Officer

See accompanying notes to the consolidated financial statements.

Omega Insurance Holdings Inc.
Consolidated Statement of Comprehensive Income

For the Year Ended December 31 ($ thousands)	2014	2013
Revenue		
Gross insurance premiums written	$ 35,560	$ 28,479
Insurance premiums ceded to reinsurers	(10,373)	(8,257)
Net insurance premiums written	25,187	20,222
Change in net unearned premiums	(244)	(53)
Net earned premium	24,943	20,169
Consulting and management fee income	569	562
Net investment income (Note 9)	645	734
Total revenue	26,157	21,465
Expenses		
Gross claim and adjustment expenses	22,825	17,133
Claim and adjustment expenses ceded to reinsurers	(8,789)	(6,798)
Net claim and adjustment expenses	14,036	10,335
Policy acquisition expenses	10,262	8,704
Operating and administrative expenses	1,649	1,814
Total expenses	25,947	20,853
Net income before income taxes	210	612
Income taxes (Note 10)	38	163
Net income	$ 172	$ 449

Unrealized gain on available for sale financial assets		
Increase (decrease) during the year	$ 273	$ (397)
Income taxes (recovery) (Note 10)	71	(108)
Items that will be reclassified subsequently to net income	202	(289)
Items that will not be reclassified subsequently to net income	-	-
Other comprehensive income (loss)	202	(289)
Comprehensive income	$ 374	$ 160

See accompanying notes to the consolidated financial statements.

Omega Insurance Holdings Inc.
Consolidated Statement of Changes in Equity
For the Year Ended December 31 ($ thousands)

	Share Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2014	$ 12,950	$ (705)	$ 430	$ 12,675
Comprehensive income	-	172	202	374
Balance at December 31, 2014	**$ 12,950**	**$ (533)**	**$ 632**	**$ 13,049**

	Share Capital	Retained Earnings/ (Deficit)	Accumulated Other Comprehensive Income	Total
Balance at January 1, 2013	$ 12,950	$ (1,154)	$ 719	$ 12,515
Comprehensive income (loss)	-	449	(289)	160
Balance at December 31, 2013	**$ 12,950**	**$ (705)**	**$ 430**	**$ 12,675**

See accompanying notes to the consolidated financial statements.

Omega Insurance Holdings Inc.
Consolidated Statement of Cash Flows

Year Ended December 31 ($ thousands)	2014	2013
Increase (decrease) in cash and cash equivalents		
Operating activities		
Net income	$ 172	$ 449
Deferred income taxes	15	138
Amortization of premium on investments	410	463
	597	1,050
Increase (decrease) in		
Accrued investment income	50	6
Trade and other receivables	(93)	(379)
Reinsurance assets	(887)	(50)
Deferred policy acquisition costs	(41)	(5)
Other assets	(53)	96
Payables and accruals	(746)	1,160
Income taxes payable	(10)	10
Insurance contract liabilities	(2,123)	(4,021)
Other liabilities	438	(539)
Unearned commissions	-	(30)
	(2,868)	(2,702)
Investing activities		
Sale of investments	13,849	8,489
Purchase of investments	(11,126)	(6,047)
	2,723	2,442
Decrease in cash and cash equivalents	(145)	(260)
Cash and cash equivalents, beginning of year	593	853
Cash and cash equivalents, end of year	$ 448	$ 593

	2014	2013
Supplementary cash flow information		
Interest received	$ 1,155	$ 1,250

See accompanying notes to the consolidated financial statements.

1. Corporate Information

Omega Insurance Holdings Inc. (the "Company") was incorporated on January 9, 2004. On September 24, 2004, the Company began operations by incorporating a wholly owned subsidiary insurance company, Omega General Insurance Company. On September 29, 2004, the Company acquired all of the assets and liabilities of Focus Group Inc. through the purchase of all of its outstanding shares. Focus Group Inc. is a company providing management and consulting services to the insurance industry. The Company's registered office and principal place of business is at 34 King Street East, Suite 1200, Toronto, Ontario, Canada.

The Company is a holding company, and does not operate any business other than through the operations of its subsidiary companies.

The consolidated financial statements for the year ended December 31, 2014 were approved and authorized for issue by the board of directors on February 26, 2015.

2. Summary of significant accounting policies

Basis of preparation
These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

The consolidated financial statements have been prepared on an historic cost basis except for investments and those financial assets and liabilities that have been measured at fair value.

The consolidated financial statements have been prepared in Canadian dollars ($) rounded to the nearest thousand ($000), unless otherwise indicated.

The Company presents its consolidated statement of financial position broadly in order of liquidity.

2.1 Adoption of new accounting standards

The Company adopted has the following new accounting standards.

The IASB has amended IFRS 7 *Financial Instruments: Disclosure* and IAS 32 *Financial Instruments: Presentation*, which set out standards for the disclosure and presentation of financial instruments. The amendments add new disclosure requirements for assets and liabilities subject to rights of set-off. The revised standards were effective for years beginning on or after January 1, 2013. The adoption of the revised IFRS and IAS did not have an impact on the Company's financial statements.

The IASB has issued IFRS 13 *Fair Value Measurement* ("IFRS 13"), which standardizes the definition, measurement, and disclosure of fair value for assets and liabilities. The standards were effective for years beginning on or after January 1, 2013. The Company did not make any changes to its fair value measurement methods as a result of adopting IFRS 13. The company did make changes to the disclosure and presentation of fair value throughout these financial statements.

2. Summary of significant accounting policies (continued)

2.2 Summary of significant accounting policies in effect

The significant accounting policies used in the preparation of these financial statements are summarized below.

Basis of consolidation

The consolidated financial statements include the accounts of Omega Insurance Holdings Inc. and its wholly owned subsidiaries, Omega General Insurance Company and Focus Group Inc. All significant intercompany transactions and balances have been eliminated on consolidation.

Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks.

Financial instrument contracts – recognition and measurement

The Company has classified or designated all of its financial assets as either available for sale ("AFS"), or as loans and receivables. The Company has classified or designated all of its financial liabilities as other financial liabilities.

AFS financial assets include debt securities, all of which are intended to be held for an indefinite period of time, and which may be sold in response to needs for liquidity or in response to changes in market conditions. AFS financial assets are recorded at fair value on the balance sheet from the trade date (i.e. the date that the Company commits to purchase or sell the financial asset). Any subsequent changes in fair values are recorded, net of income taxes, in Other Comprehensive Income ("OCI") until the financial asset is disposed of or has become impaired. When an AFS financial asset is disposed of, or has become impaired, the accumulated fair value adjustments recognized in Accumulated Other Comprehensive Income ("AOCI") are transferred to net investment income and a corresponding adjustment (net of income taxes) is made to OCI. A provision for impairment for debt securities is established when there is objective evidence that the investment is impaired.

Financial assets classified or designated as loans and receivables are recorded at fair value on the balance sheet from the issuance date and are subsequently recorded at amortized cost using the effective interest rate method.

Financial liabilities classified or designated as other financial liabilities are recorded at fair value on the balance sheet from the issuance date and are subsequently recorded at amortized cost using the effective interest rate method.

Insurance contracts - product classification

Insurance contracts are those contracts where the Company (the insurer) has accepted significant insurance risk from another party (the policyholder) by agreeing to compensate the policyholders if a specified uncertain future event (the insured event) adversely affects the policyholders. As a general guideline, the Company determines whether it has significant insurance risk by comparing expected benefits payable if the insured event occurs, with expected benefits payable if the insured event does not occur. Insurance contracts can also transfer financial risk.

Once a contract has been classified as an insurance contract, it remains classified as an insurance contract for the remainder of its lifetime, even if the insurance risk reduces significantly during this period.

2. Summary of significant accounting policies (continued)

Insurance contracts - premium revenue and unearned premiums
Insurance premiums written are recognized on the date that coverage begins. They are deferred as unearned premiums and recognized in earned premiums on a pro rata basis over the term of the policies.

Insurance premiums written and insurance premiums earned also include any adjustments arising in the accounting period for premiums receivable in respect of business written in prior accounting periods.

Reinsurance premiums are included in income calculated on a pro rata basis over the term of the underlying insurance policies. Reinsurers' share of unearned premiums are recognized as assets using principles consistent with the Company's method for establishing the related unearned premium liability.

Insurance contracts - unpaid claims and adjustment expenses
The provision for unpaid claims includes adjustment expenses and represents the estimated amount required to settle all reported claims incurred to the year end. In addition, provision is made for claims incurred but not reported based on the type of business written. These amounts are discounted to reflect the time value of money. These estimates are reviewed and updated periodically, with any resulting adjustments included in current income.

The computation of unpaid claims takes into account the time value of money using market discount rates based on the Company's investment portfolio.

The process of determining the provision for unpaid claims necessarily involves risks that the actual results may deviate from the best estimates made. These risks vary in proportion to the length of the estimation period and the volatility of each component comprising the liabilities. To recognize the uncertainty in establishing these best estimates and to allow for possible deterioration in experience, actuaries are required to use explicit margins for adverse deviation in assumptions for asset defaults, reinvestment risk, claims development and recoverability of reinsurance balances.

Reinsurers' share of unpaid claims, net of any required provisions for doubtful amounts, are recognized as assets using principles consistent with the Company's method for establishing the related unpaid claim liability.

Insurance contracts - acquisition expenses
Commissions, premium taxes, and other expenses relating directly to the acquisition of premiums are deferred and amortized over the terms of the related policies to the extent they are considered recoverable from unearned premiums.

At the end each reporting period, the Company performs a liability adequacy test to determine whether unearned premiums net of deferred acquisitions costs are sufficient to cover the estimated future costs associated with the unexpired portion of the insurance policies. Any deficiencies are recognized immediately as a reduction in deferred acquisition expenses. Any portion of the estimated future costs in excess of the deferred acquisition costs would be accrued as a liability.

2. Summary of significant accounting policies (continued)

Insurance contracts - reinsurance
The Company reflects reinsurance balances on the statement of financial position and in the statement of comprehensive income on a gross basis to reflect the credit risk related to reinsurance and its obligations to policyholders.

Insurance contracts - assumption reinsurance transactions
The Company charges a premium to other insurance companies for assuming the liabilities on a portfolio of insurance contracts.

When the underlying insurance policies are fully expired, the Company records the premium as income on the date when it is determined that the risks and rewards relating to the portfolio liabilities have transferred to the Company. At the same time, the Company records the actuarially determined estimate of unpaid claims, including adjustment expenses, the impact of any existing reinsurance on the portfolio transferred, and other costs of the transaction.

When the underlying insurance policies are not fully expired, the Company records the premium as income on a pro rata basis over the term of the remaining underlying insurance policies.

The impact of any reinsurance ceded by the Company on the portfolio is recorded as an expense at the time that the reinsurance contract is entered into.

Revenue recognition – other than insurance contracts
Revenue from management and consulting engagements are recognized as services are provided.

Goodwill
Goodwill represents the excess of the purchase price of a business acquired over the fair value of the underlying net tangible and intangible assets acquired at the date of organization. Goodwill is subject to an annual impairment review. Any permanent impairment of the book value will be written off against earnings.

Income taxes
Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to taxation authorities, using the tax rates and laws that have been enacted or substantively enacted as at the reporting date.

Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits, and carry forwards of unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry forwards of unused tax credits, or carry forwards of unused tax losses can be utilized. The carrying amounts of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be realized.

Deferred income tax liabilities are recognized for all taxable temporary differences.

Deferred income tax assets or liabilities are measured at the tax rates that are expected to apply to the year when the asset or liability is settled, using tax rates and laws that have been enacted or substantively enacted as at the reporting date.

December 31, 2014 ($ thousands)

2. **Summary of significant accounting policies (continued)**

Income taxes (continued)
Deferred income tax assets and liabilities are offset, if a legally enforceable right exists to set off current income tax assets against current income tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

Current and deferred income taxes relating to items recognized in OCI are also recognized in OCI.

2.3 Significant accounting judgments, estimates and assumptions
The preparation of the Company's consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amount of revenues, expenses, assets and liabilities and the disclosure of contingent liabilities at the reporting date. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the asset or liability affected in future periods.

The key judgments, estimates and assumptions at the reporting date that have a significant risk of causing a material adjustment to the carry amounts of assets and liabilities within the next financial year are discussed below.

Deferred income tax assets
The extent to which deferred income tax assets can be recognized is based on an assessment of the probability of the Company's future taxable income against which the deferred tax assets can be utilized. The carrying value at the reporting date of deferred income tax assets is $778 (2013 – $864).

Valuation of insurance claim liabilities and reinsurance assets
For insurance contract liabilities and reinsurance assets, estimates have to be made for both the expected ultimate cost of claims reported at the reporting date and for the expected ultimate cost of claims incurred but not yet reported at the reporting date (IBNR). It can take a significant amount of time before the ultimate claims cost can be established with certainty and for some types of policies, IBNR claims form the majority of the liability in the statement of financial position.

The ultimate cost of outstanding claims is estimated by using a range of standard actuarial claims projection techniques.

The main assumption underlying these techniques is that a Company's past claims development experience can be used to project future claims development and hence ultimate claims costs. These techniques extrapolate the development of paid and incurred losses based on the observed development of earlier years and expected loss ratios. Large claims are usually separately addressed either by being reserved at the value of loss adjuster estimates or are separately projected in order to estimate their future development. Additional qualitative judgment is used to assess the extent to which past trends may not apply in the future in order to arrive at the estimated ultimate cost of claims.

Estimates are also made for the portion of the ultimate cost of outstanding claims that will be recoverable by the Company from reinsurance policies.

The carrying value of insurance claim liabilities at the reporting date is $16,252 (2013 - $18,730). The carrying value of insurance claim reinsurance assets is $5,042 (2013 - $4,266).

2. Summary of significant accounting policies (continued)

Goodwill impairment testing

In assessing impairment, management estimates the recoverable amount of goodwill assets based on future cash flows. Estimation uncertainty relates to assumptions about future operating results. The carrying value of goodwill at the reporting date is $1,597 (2013 - $1,597).

2.4 Standards issued but not yet effective

The IASB has published IFRS 15 *Revenue from Contracts with Customers* which replaces IAS 18 Revenue. The standard is effective for fiscal years beginning on or after January 1, 2017.

The IASB has published IFRS 9 Financial Instruments which replaces IAS 39 *Financial Instruments Recognition and Measurement.* The standard is effective for fiscal years beginning on or after January 1, 2018. The adoption of IFRS 9 will have an impact on the Company's classification and measurement of its financial assets.

The Company will quantify the effect of these changes closer to the effective date.

3. Role of the actuary and auditors

The financial statements are the responsibility of management.

The Actuary has been appointed by the Board of Directors, pursuant to the Insurance Companies Act, to carry out a valuation of the Company's insurance contract liabilities included in the financial statements and to provide an opinion to the shareholder and regulatory authorities as to the adequacy of the insurance contract liabilities. The valuation is carried out in accordance with accepted actuarial practices and regulatory requirements. The Actuary makes assumptions as to certain future events based on the nature of the insurance policies written by the Company.

Insurance contract liabilities include unearned premiums, unpaid claims and adjustment expenses, reinsurers' share of unearned premiums and unpaid claims and adjustment expenses, and deferred acquisition costs.

The Auditors are appointed by the shareholders of the Company. Their responsibility is to conduct an independent and objective audit of the financial statements of the Company in accordance with Canadian generally accepted auditing standards, and report to the shareholder and regulatory authorities on the fair presentation of the financial statements in accordance with International Financial Reporting Standards.

December 31, 2014 ($ thousands)

4. **Financial assets and liabilities**

Categories of financial assets and liabilities

The Company's financial assets and liabilities are summarized by categories as follows:

		2014		2013
Cash and cash equivalents	$	448	$	593
Short term notes	$	750	$	750
Government debt securities		26,545		29,405
Total available for sale financial assets (carried at fair value)	$	27,295	$	30,155
Accrued investment income	$	176	$	226
Trade and other receivables		2,074		1,981
Other assets		-		47
Reinsurance assets		5,042		4,266
Total loans and receivables	$	7,292	$	6,520
Total financial assets	$	35,035	$	37,268
Payables and accruals	$	2,183	$	2,929
Insurance contract liabilities		16,252		18,730
Other liabilities		5,010		4,572
Total financial liabilities	$	23,445	$	26,231

Financial assets and liabilities carried at fair value

Financial assets and financial liabilities measured at fair value in the statement of financial position are categorized into three levels of a fair value hierarchy. This categorization is determines based on the lowest level of significant inputs used in fair value measurement, as follows:

Level 1 – quoted (unadjusted) prices in active markets for identical assets or liabilities
Level 2 – inputs other than quoted prices that are observable for the asset or liability
Level 3 – inputs for the asset or liability that are not based on observable data.

All of the Company's available for sale financial assets have been classified as level 2 for fair value measurement purposes. During 2014 and 2013, the Company has not reclassified any of its available for sale financial assets between fair value measurement categories.

Financial assets and liabilities not carried at fair value

The Company's financial assets not carried at fair value, including cash and cash equivalents and loans and receivables have a short term to maturity (less than six months). The Company assumes that the carrying amounts approximate their fair value due to the short term to maturity.

The fair value of reinsurance assets are reasonably considered to be the carrying value since the Company uses an actuarial approach to discount these amounts based on the time value of money. There is not an active market for reinsurance assets; therefore, a market value is not readily available.

December 31, 2014 ($ thousands)

4. Financial assets and liabilities (continued)

The Company's financial liabilities not carried at fair value, including payables and accruals, income taxes payable, and certain other liabilities have a short term to maturity (less than three months). The Company assumes that the carrying amounts approximate their fair value due to the short term to maturity.

The fair value of insurance contract liabilities are reasonably considered to be the carrying value since the Company uses an actuarial approach to discount these amounts based on the time value of money. There is not an active market for insurance contract liabilities; therefore, a market value is not readily available.

5. Insurance contract liabilities and reinsurance assets

Scope

The establishment of the provision for insurance contract liabilities and reinsurance assets is based on known facts and interpretation of circumstances and is therefore a complex and dynamic process influenced by a large variety of factors. These factors include the Company's experience with similar cases; and historical trends involving claim payment patterns, loss payments, pending levels of unpaid claims, product mix or concentration, claims severity and claim frequency patterns, such as those caused by natural disasters, illnesses, accidents, or work-related injuries.

Other factors include the continually evolving and changing regulatory and legal environment, actuarial studies, professional experience and expertise of the Company's claims departments' personnel and independent adjusters retained to handle individual claims, the quality of the data used for projection purposes, existing claims management practices, including claims handling and settlement practices, the effect of inflationary trends on future claims settlement costs, investment rates of return, court decisions, economic conditions and public attitudes. In addition, time can be a critical part of the provision determination, since the longer the span between the incidence of a loss and the payment or settlement of the claims, the more variable the ultimate settlement amount can be. Accordingly, short-tail claims, such as property claims, tend to be more reasonably predictable than long-tailed claims, such as general liability and professional liability claims.

Consequently, the establishment of the provision for unpaid claims and adjustment expenses process relies on the judgement and opinions of a large number of individuals, on historical precedent and trends, on prevailing legal, economic, social and regulatory trends and on expectations as to future developments. The process of determining the provisions necessarily involves risks that the actual results will deviate, perhaps substantially, from the best estimates made.

Categories of insurance contract liabilities and reinsurance assets

The Company's insurance contract liabilities and reinsurance assets are summarized by categories as follows:

	2014			2013		
	Insurance Liability	Reinsurance Asset	Net	Insurance Liability	Reinsurance Asset	Net
Provision for outstanding claims	$ 16,252	$ 5,042	$ 11,210	$ 18,730	$ 4,266	$ 14,464
Provision for unearned premium	2,387	778	1,609	2,032	667	1,365
Total	$ 18,639	$ 5,820	$ 12,819	$ 20,762	$ 4,933	$ 15,829

December 31, 2014 ($ thousands)

5. Insurance contract liabilities and reinsurance assets (continued)

Provision for outstanding claims

Uncertainty exists on reported claims in that all information may not be available at the reporting date, therefore, the claim cost may rise or fall at some date in the future when the information is obtained. In addition, claims may not be reported to the Company immediately; therefore, estimates are made as to the value of claims incurred but not yet reported, a value which may take some months to finally determine. In order to determine the liability, assumptions are developed considering the characteristics of the line of business, the historical pattern of payments, the amount of data available and any other pertinent factors. In general, the longer the term required for the settlement of a group of claims, the more variable the estimates. Short settlement term claims are those which are expected to be substantially paid within a year of being reported.

The Company believes that its overall practices of establishing the provision for unpaid claims and adjustment expenses have been consistently applied over many years, and that its provisions have resulted in reasonable approximations of the ultimate cost of claims incurred.

The movement in outstanding claims during the year is summarized as follows:

	2014			2013		
	Insurance Liability	Reinsurance Asset	Net	Insurance Liability	Reinsurance Asset	Net
Balance, January 1	$ 18,730	$ 4,266	$ 14,464	$ 22,826	$ 4,238	$ 18,588
Claims incurred for insured events of the current year	22,357	8,640	13,717	18,306	7,800	10,506
Increase (decrease) for insured events of prior years	468	149	319	(1,173)	(1,002)	(171)
Less claims paid during the year	(25,303)	(8,013)	(17,290)	(21,229)	(6,770)	(14,459)
Balance, December 31	$ 16,252	$ 5,042	$ 11,210	$ 18,730	$ 4,266	$ 14,464

Provision for unearned premium

The movement in unearned premium during the year is summarized as follows:

	2014			2013		
	Insurance Liability	Reinsurance Asset	Net	Insurance Liability	Reinsurance Asset	Net
Balance, January 1	$ 2,032	$ 667	$ 1,365	$ 1,957	$ 645	$ 1,312
Premiums written in the year	35,560	10,373	25,187	28,479	8,257	20,222
Premiums earned in the year	(35,205)	(10,262)	(24,943)	(28,404)	(8,235)	(20,169)
Balance, December 31	$ 2,387	$ 778	$ 1,609	$ 2,032	$ 667	$ 1,365

December 31, 2014 ($ thousands)

5. Insurance contract liabilities and reinsurance assets (continued)

Effects of discounting
The Company has discounted its best estimate of claims provisions at a rate of 1.57% (2013 – 2.05%) based upon the yield on its investments.

To recognize the uncertainty in establishing these best estimates, to allow for possible deterioration in experience, and to provide greater comfort that the actuarial liabilities are adequate to pay future costs, the Company includes Provisions for Adverse Deviations (PFADs) in some assumptions relating to claim development, reinsurance recoveries and future investment income. The PFADs selected are in the mid-range of those recommended by the Canadian Institute of Actuaries for claim development and future investment income and low range of those recommended by the Canadian Institute of Actuaries for reinsurance recoveries.

The effects of discounting and PFADs on unpaid claims and adjustment expenses are as follows:

December 31, 2014	Undiscounted	Effect of discounting	Effect of PFAD's	Discounted
Provision for outstanding claims:				
Insurance contract liabilities	$ 15,141	$ (466)	$ 1,577	$ 16,252
Reinsurance asset	4,842	(91)	291	5,042
	$ 10,299	$ (375)	$ 1,286	$ 11,210

December 31, 2013	Undiscounted	Effect of discounting	Effect of PFAD's	Discounted
Provision for outstanding claims:				
Insurance contract liabilities	$ 17,707	$ (756)	$ 1,779	$ 18,730
Reinsurance asset	4,153	(115)	228	4,266
	$ 13,554	$ (641)	$ 1,551	$ 14,464

6. Deferred income tax assets

Deferred incomes taxes arising from temporary differences and unused tax losses are summarized as follows:

	2014	2013
Undeducted insurance contract liabilities	$ 762	$ 847
Incorporation costs and other temporary differences	16	17
Total deferred income tax asset	$ 778	$ 864

December 31, 2014 ($ thousands)

7. Other Liabilities

As security against future adverse development of the insurance contract liabilities assumed from Lumbermens Mutual Casualty Company in 2010, Lumbermens Mutual Casualty Company also provided the Company with a $5,000 adverse development fund. Any portion of the $5,000 not required to cover adverse development on the $477 of transferred net liabilities at the end of 2015 will be refunded by the Company to Lumbermens Mutual Casualty Company. During the year, the Company used $61 (2013 - $442) of the adverse development fund to cover paid claims. The remaining $4,497 (2013 - $4,558) liability has been included with Other Liabilities on the balance sheet.

As security against any claims arising out of an insurance program underwritten by the Company for a manufacturer of vehicle anti-theft devices, the manufacturer has provided the Company a $500 collateral fund. During the year, the Company did not use any of this collateral fund. The $500 liability (2013 - $Nil) has been included with Other Liabilities on the balance sheet.

8. Share capital

	2014	2013
Authorized:		
An unlimited number of common shares		
An unlimited number of preferred shares		
Issued:		
12,950,000 common shares (2013 – 12,950,000)	$ 12,950	$ 12,950

9. Investment income

The sources of the Company's investment income were:

	2014	2013
Interest income on:		
Bank balances and short term notes	$ 5	$ 6
Government debt securities	690	781
Investment expenses	(50)	(53)
	$ 645	$ 734

10. Income tax expense

The Company's income tax expense (recovery) is comprised of:

	2014	2013
Current income tax expense	$ 23	$ 25
Deferred income tax expense	15	138
Total income tax expense	$ 38	$ 163
Deferred income tax expense (recovery) recognized directly in comprehensive income	$ 71	$ (108)

December 31, 2014 ($ thousands)

10. Income tax expense (continued)	2014	2013

The effective income tax rates are different from the combined Canadian federal and provincial income tax rates. The difference between income tax expense calculated at statutory rates and the income tax expense recorded is comprised of:

	2014	2013
Comprehensive income before income taxes	$ 483	$ 214
Expected income tax at 26.0% (2013 – 26.0%) statutory tax rate	126	56
Small business deduction	(17)	(18)
Change in expected future income tax rates	-	17
Income tax expense at 22.6% (2013 – 25.7%) effective tax rate	$ 109	$ 55

11. Commitments

The Company leases office space and office equipment under operating leases. The estimated future minimum lease payments are as follows:

	Premises	Office Equipment
2015	$ 133	$ 4
2016	133	-
2017	133	-
2018	133	-
2019	100	-

12. Capital management

Capital is comprised of the Company's shareholders' equity. The Company's objectives when managing capital are to maintain financial strength and protect its claims paying abilities, to maintain creditworthiness and to maximize returns for shareholders over the long term. Senior management develops the capital strategy and oversees the capital management processes of the Company. Capital is managed using both regulatory capital measures and internal metrics.

The Company's subsidiary, Omega General Insurance Company (OGIC) is a Canadian property and casualty insurance company that is regulated by OSFI. OSFI have established Minimum Capital Test (MCT) guidelines. The MCT calculates capital requirements based on the risk profile of the assets and liabilities of the Company. OSFI has set out expectations of a 100% MCT as the minimum, and have also set out 150% MCT as the supervisory target for Canadian property and casualty insurance companies. To ensure it meets its objectives, OGIC has established an internal MCT target of 200% (2013 – 225%).

December 31, 2014 ($ thousands)

12. Capital management (continued)

The capital requirements of OGIC under the MCT are:		2014	2013
Total capital available	$	**8,305**	8,649
Total capital required		**3,324**	3,391
MCT %		**250%**	255%

Total capital available mostly represents shareholders' equity less specific deductions for disallowed assets, including certain deferred income tax assets, and certain reinsurance assets attributable to reinsurers who are not registered in Canada. Total capital required is calculated by classifying assets and liabilities into categories and applying prescribed risk factors to each category. During the year, OGIC was in compliance with both OSFI and internal target requirements.

Effective January 1, 2015, OSFI issued new rules with regards to the MCT calculations, which will be phased in over a three year period. Based on OGIC's assessment of these new rules, notwithstanding the three year phase in period, OGIC projects that its MCT ratio will remain above both OSFI and internal target requirements.

13. Insurance and financial risk

Insurance Risk

The Company principally issues general insurance contracts in the following lines of business: personal property, commercial property and liability. Under these general insurance contracts, the Company is exposed to certain risks defined in the general insurance contracts, usually for durations of one to twelve months.

In addition to general insurance contracts, the Company also assumes portfolios of existing claims from other insurers through assumption reinsurance transactions. These portfolios of claims could be from any line of business that the transferring insurer wrote in the past. Under these assumption reinsurance transactions, the Company is exposed to certain risks defined in the underlying insurance contracts that were originally written by the transferring insurer.

The principal risk the Company faces under both general insurance contracts and assumption reinsurance transactions is that the actual claims and benefit payments, or the timing thereof, differs from the expectations used to price the general insurance contacts or assumption reinsurance transactions. This is influenced by the frequency of claims, severity of claims, emergence of unknown claims, actual benefits paid and subsequent development of tong term claims. For long tail claims that take some years to settle, the Company is also exposed to inflation risk. The objective of the Company is to ensure that sufficient reserves are available to cover these liabilities.

Risk exposure is mitigated by diversification across a portfolio of insurance contracts and geographical areas. The variability of risks is also improved by careful selection and implementation of underwriting strategies and guidelines. Inflation risk is also mitigated by taking expected inflation into account when estimating insurance contract liabilities.

Risk exposure is also mitigated through the use of various claim review strategies and guidelines to reduce the risk exposure for the Company.

December 31, 2014 ($ thousands)

13. Insurance and financial risk (continued)

The Company purchases reinsurance as part of its risk mitigation strategies. Reinsurance is placed on both a proportional and non-proportional basis. The use of proportional and non-proportional reinsurance varies by line of business.

Amounts recoverable from reinsurers (reinsurance assets) are estimated in a manner consistent with the underlying claim liabilities and in accordance with the reinsurance contracts. Although the Company has reinsurance arrangements, it is not relieved of its direct obligations to its policyholders and thus a credit risk exposure exists with respect to such reinsurance agreements.

The table below sets out the concentration of insurance contract liabilities by line of business:

	2014			2013		
	Insurance Liability	Reinsurance Asset	Net	Insurance Liability	Reinsurance Asset	Net
Automobile	$ 390	$ 5	$ 385	$ 438	$ 6	$ 432
Aircraft	940	504	436	1,148	484	664
Property	1,883	1,503	380	3,327	1,526	1,801
Liability	12,375	3,030	9,345	13,172	2,250	10,922
Other	664	-	664	645	-	645
Total	$ 16,252	$ 5,042	$ 11,210	$ 18,730	$ 4,266	$ 14,464

Key assumptions underlying the valuation of the insurance claim liabilities are that the Company's future claims development will follow a similar pattern to past claims development experience. This includes assumptions in respect of average claim costs, claim handling costs, claim inflation factors, and claim numbers for each accident year. Additional qualitative judgements are used to assess the extent to which past trends may not apply in the future. Judgement is further used to assess the extent to which external factors such as court decisions and government legislation affect the estimates. Other key circumstances affecting the reliability of assumptions include variation in interest rates, claim settlement delays, and changes in foreign exchange rates.

For many of the key assumptions and qualitative judgments, it is not possible to quantify the sensitivity to various factors due to their nature.

A 5% increase in the net outstanding claim liabilities on December 31, 2014 would have resulted in a decrease to comprehensive income of $561 (2013 - $723).

A 5% decrease in the net outstanding claim liabilities on December 31, 2014 would have resulted in an increase to comprehensive income of $561 (2012 - $723).

December 31, 2014 ($ thousands)

13. Insurance and financial risk (continued)

The table below sets out the estimates of gross cumulative incurred claims, including both claims notified and IBNR for each successive underwriting year at each reporting date, together with cumulative payments to date:

Gross	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
End of year	289	1,036	593	1,234	1,332	9,960	12,298	14,795	18,306	22,357	22,357
One year later	273	1,405	887	2,207	2,527	12,780	13,297	14,709	18,359		18,359
Two years later	253	1,322	784	2,257	3,980	12,714	12,738	14,547			14,547
Three years later	199	1,021	774	2,977	5,298	13,111	12,612				12,612
Four years later	165	962	785	3,243	5,214	13,557					13,557
Five years later	109	905	784	3,060	5,146						5,146
Six years later	90	763	778	2,988							2,988
Seven years later	53	723	778								778
Eight years later	53	690									690
Nine years later	53										53
Cumulative payments to date	(53)	(690)	(735)	(2,413)	(3,732)	(11,489)	(10,949)	(13,077)	(17,149)	(19,726)	(80,013)
Current reserve	-	-	43	575	1,414	2,068	1,663	1,470	1,210	2,631	11,074
Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005											5,178
Total gross outstanding claim liabilities											$ 16,252

Net (of reinsurance)	2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	Total
End of year	289	405	185	620	696	5,561	8,907	10,011	10,507	13,717	13,717
One year later	273	516	267	1,060	1,347	9,223	10,638	10,816	11,142		11,142
Two years later	253	289	235	1,081	3,281	10,171	10,317	10,902			10,902
Three years later	199	250	233	1,917	4,729	10,707	10,537				10,537
Four years later	165	260	236	2,141	4,831	10,808					10,808
Five years later	109	245	236	1,929	4,684						4,684
Six years later	90	204	234	1,930							1,930
Seven years later	53	193	235								235
Eight years later	53	184									184
Nine years later	53										53
Cumulative payments to date	(53)	(184)	(221)	(1,355)	(3,303)	(8,829)	(9,016)	(9,809)	(10,589)	(13,273)	(56,632)
Current reserve	-	-	14	575	1,381	1,979	1,521	1,093	553	444	7,560
Current reserve for assumption reinsurance transactions for original underwriting years prior to 2005											3,650
Total net outstanding claim liabilities											$ 11,210

The Company has presented the above tables on an underwriting year basis as opposed to an accident year basis. As a result, the reserves at the "one year later" point can normally be expected to increase. Assuming the reserves develop as expected, there will be premium earned in that subsequent year to offset the incurred claims.

The Company has presented the reserves for unpaid claims assumed in assumption reinsurance transactions in a single line in the above tables since the original underwriting years for the underlying insurance contract liabilities were for years prior to 2005. During the year ended December 31, 2014, the insurance contract liabilities from assumption reinsurance transactions developed favourably by $572 (2013 - $1,066) on a net of reinsurance basis.

December 31, 2014 ($ thousands)

13. Insurance and financial risk (continued)

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its cash outflow obligations as they come due. The Company is exposed to liquidity risk to the extent that the sale of a fixed income security prior to its maturity is required to provide liquidity to satisfy policyholder and other cash outflows. To mitigate this risk, the Company has policies to ensure that assets and liabilities are broadly matched in terms of their duration.

The following table summarizes the maturity profile of the Company's financial assets and financial liabilities. For insurance contract liabilities and reinsurance assets, maturity profiles are based on estimated timing of cash outflows.

December 31, 2014	Up to 1 year	1 to 3 years	3 - 5 years	5-10 years	10 to 15 years	Total
Financial assets						
Cash and cash equivalents	448	-	-	-	-	448
Available for sale financial assets:						
- Short term notes	750	-	-	-	-	750
- Government debt securities	5,047	9,991	4,948	6,559	-	26,545
Loans and receivables:						
- Accrued investment income	176	-	-	-	-	176
- Trade and other receivables	2,074	-	-	-	-	2,074
- Reinsurance assets	2,530	1,626	598	288	-	5,042
Total financial assets	11,025	11,617	5,546	6,847	-	35,035
Financial liabilities						
Payables and accruals	2,183	-	-	-	-	2,183
Insurance contract liabilities	5,757	5,939	2,887	1,669	-	16,252
Other liabilities	13	4,997	-	-	-	5,010
Total financial liabilities	7,953	10,936	2,887	1,669	-	23,445

December 31, 2013	Up to 1 year	1 to 3 years	3 - 5 years	5-10 years	10 to 15 years	Total
Financial assets						
Cash and cash equivalents	593	-	-	-	-	593
Available for sale financial assets:						
- Short term notes	750	-	-	-	-	750
- Government debt securities	4,779	12,220	4,915	7,491	-	29,405
Loans and receivables:						
- Accrued investment income	226	-	-	-	-	226
- Trade and other receivables	1,981	-	-	-	-	1,981
- Other assets	47	-	-	-	-	47
- Reinsurance assets	2,184	1,464	414	204	-	4,266
Total financial assets	10,560	13,684	5,329	7,695	-	37,268
Financial liabilities						
Payables and accruals	2,929	-	-	-	-	2,929
Insurance contract liabilities	7,068	6,655	3,127	1,880	-	18,730
Other liabilities	14	4,558	-	-	-	4,572
Total financial liabilities	10,011	11,213	3,127	1,880	-	26,231

December 31, 2014 ($ thousands)

13. Insurance and financial risk (continued)

Credit Risk

Credit risk is the risk of financial losses resulting from the failure of debtors to make payments when due. The Company is exposed to credit risk principally through its investments in debt securities, and balances receivable from policyholders and reinsurers. The Company has policies to limit and monitor its exposure to individual issuers and classes of issuers of debt securities which do not carry the guarantee of a national or Canadian provincial government. The Company's credit exposure to any one individual policyholder is not material; however, the Company's policies are distributed by brokers and agents who manage cash collection on its behalf. The Company monitors its exposure to brokers and agents. The Company has policies which limit its exposure to individual reinsurers and regular review processes to assess the creditworthiness of reinsurers with whom it transacts business.

The following tables show the exposure to credit risk for the Company's financial assets, shown gross of any collateral arrangements, by credit rating according to Dominion Bond Rating Service for available for sale financial assets and according to A.M. Best Company rating service for reinsurance assets:

December 31, 2014 Dominion Bond Rating Service: A.M. Best Company :	AAA A++	AA A+	A A, A-	BBB B++	Less Than BBB B++	Not Rated	Total
Cash and cash equivalents	-	-	-	-	-	448	448
Available for sale financial assets:							
- Short term notes	-	-	-	-	-	750	750
- Government debt securities	675	19,700	6,170	-	-	-	26,545
Loans and receivables:							
- Accrued investment income	-	-	-	-	-	176	176
- Trade and other receivables	-	-	-	-	-	2,074	2,074
- Reinsurance assets	-	482	177	-	-	4,383	5,042
Total	675	20,182	6,347	-	-	7,831	35,035

December 31, 2013 Dominion Bond Rating Service: A.M. Best Company :	AAA A++	AA A+	A A, A-	BBB B++	Less Than BBB B++	Not Rated	Total
Cash and cash equivalents	-	-	-	-	-	593	593
Available for sale financial assets:							
- Short term notes	-	-	-	-	-	750	750
- Government debt securities	500	23,059	5,846	-	-	-	29,405
Loans and receivables:							
- Accrued investment income	-	-	-	-	-	226	226
- Trade and other receivables	-	-	-	-	-	1,981	1,981
- Other assets	-	-	-	-	-	47	47
- Reinsurance assets	-	856	-	-	-	3,410	4,266
Total	500	23,915	5,846	-	-	7,007	37,268

As at December 31, 2014, the financial assets of the Company are neither past due nor impaired.

December 31, 2014 ($ thousands)

13. Insurance and financial risk (continued)

Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market factors, including currency risk, interest rate risk, and equity risk.

(a) Currency Risk

The Company is exposed to currency risk to the extent that non-Canadian dollar denominated amounts are paid or received when adverse changes to foreign exchange rates occur. To mitigate this risk, the Company has policies to ensure that assets and liabilities are broadly matched in terms of their currency. An increase or decrease of 10% in foreign currency rates on December 31, 2014 or December 31, 2013 would have resulted in an immaterial impact on the Company.

(b) Interest Rate Risk

The Company is exposed to interest rate risk to the extent that cash flows from assets and liabilities are not closely matched. To mitigate this risk, the Company has policies to ensure that assets and liabilities are broadly matched in terms of their duration.

The sensitivity analysis for interest rate risk set out below illustrates the impact of a 1% change in interest rates on the carrying value of investments and the carrying value of the provision for unpaid claims and adjustment expense liabilities as at the reporting date.

An increase of 100 basis points in interest yields on December 31, 2014 would have resulted in a decrease in the carrying value of the Company's investments of $719 (2013 - $837), and a decrease to the unpaid claim and adjustment expense liability of $265 (2013 - $331).

A decrease of 100 basis points in interest yields on December 31, 2014 would have resulted in an increase in the carrying value of the Company's investments of $756 (2013 - $881), and an increase to the unpaid claim and adjustment expense liability of $278 (2013 – $344).

(c) Equity Risk

The Company is not exposed to equity risk as it has not invested in any equity securities.

December 31, 2014 ($ thousands)

14. Subsequent events

Share purchase agreement

On October 10, 2014, shareholders of the Company entered into a share purchase agreement with Till Capital Ltd. ("Till Capital") whereby Till Capital is proposing to acquire all of the issued and outstanding shares of the Company. Completion of the transaction is not assured and is subject to approval by The Office of the Superintendent of Financial Institutions (Canada).

Pending assumption reinsurance transactions

On January 23, 2015, the Company entered into an assumption reinsurance agreement with Progressive Casualty Insurance Company to acquire the unpaid claim liabilities of its Canadian Branch ("Progressive Canada Branch"). Progressive Canada Branch had stopped underwriting and is in run off. All of its policies had expired. The Insurance Companies Act (Canada) requires Progressive Canada Branch to apply to the Office of the Superintendent of Financial Institutions, Canada ("OSFI") for regulatory approval of the transaction. As at date of these financial statements, Progressive Canada Branch had not yet applied to OSFI for approval of the transaction. The transaction will be recorded by the Company on the acquisition date in 2015. The Company expects to receive an amount equal to the unpaid claim liabilities of Progressive Canada Branch plus the greater of $300 or 40% of the unpaid claim reserves, representing the agreed consideration for the assumption reinsurance transaction.

In order to limit its exposure to adverse development of the Progressive Canada Branch insurance liabilities, the Company has arranged for stop-loss reinsurance from Progressive Casualty Insurance Company. This stop-loss reinsurance contract limits Omega's aggregate exposure on Progressive Canada Branch insurance liabilities to 110% of the unpaid claim reserves of Progressive Canada Branch. This reinsurance contract will take effect on, and will be recorded on, the acquisition date in 2015.

On February 18, 2015, the Company entered into an assumption reinsurance agreement with Arrowood Indemnity Company to acquire the unpaid claim liabilities of its Security Insurance Company of Hartford Canadian Branch ("SICH Canada Branch"). SICH Canada Branch had stopped underwriting and is in run off. All of its policies had expired. The Insurance Companies Act (Canada) requires SICH Canada Branch to apply to the Office of the Superintendent of Financial Institutions, Canada ("OSFI") for regulatory approval of the transaction. As at date of these financial statements, SICH Canada Branch had not yet applied to OSFI for approval of the transaction. The transaction will be recorded by the Company on the acquisition date in 2015. The Company expects to receive an amount equal to the unpaid claim liabilities of SICH Canada Branch plus 20%, representing the agreed consideration for the assumption reinsurance transaction. The Company estimates that the 20% agreed consideration amount will be approximately $1,844.

In order to limit its exposure to adverse development of the SICH Canada Branch insurance liabilities, the Company has arranged for quota-share reinsurance from Arrowood Indemnity Company. Under this quota-share reinsurance contract, the Company will be reimbursed for 85% of any losses paid on the SICH Canada Branch liabilities. The quota-share reinsurance contract also limits the Company's aggregate exposure on SICH Canada Branch insurance liabilities to 18.75% of the unpaid claim reserves of the SICH Canada Branch. The Company estimates that the premium for the quota-share reinsurance contract will be approximately $1,176. This reinsurance contract will take effect on, and will be recorded on, the acquisition date in 2015.

14. Subsequent events (continued)

Changes to reinsurance structure

To mitigate underwriting risk, the Company enters into various quota share and excess of loss reinsurance contracts with non-affiliated companies to share part of the risks it accepts in writing premiums. Effective January 1, 2015, the Company's excess of loss reinsurance arrangement covering a significant portion of the insurance premiums written by the Company (2014 - 89%; 2013 - 89%) was replaced by a quota share reinsurance arrangement with a cell captive insurer, whose capital is provided by the parent company of the previous excess of loss reinsurer. Since reinsurance does not relieve the Company of its primary obligations to policyholders if any reinsurers are unable to meet their obligations, the Company has taken steps to obtain collateral from the cell captive insurance company to mitigate the potential credit risk under the new reinsurance contract.